April 29, 2010

Ms. Laura E. Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:      The Gabelli Value Fund Inc. (the "Fund")
         Post-Effective Amendment No. 26 on Form N-1A
         (Securities Act File No. 33-30139, Investment Company Act File No. 811-05848)

Dear Ms. Hatch:

         This letter responds to Staff comments communicated by telephone on April 7, 2010, with respect to the Post-Effective Amendment No. 26 ("PEA No. 26") to the Registration Statement on Form N-1A of the Fund that was filed with the Securities and Exchange Commission (the "SEC") on February 26, 2010 (accession number 0000950123-10-017858).

The Fund's responses to Staff comments are reflected below. For comments that are applicable to both the Class AAA Shares prospectus and the Class ABCI Shares prospectus, the comments have only been addressed once. The Fund has restated the substance of the Staff's comments for ease of reference.

         COMMENT  #1-COVER  PAGE:  You  requested  that the Fund  pare  down the
         information  in  the  top  left  hand  corner  to  remove   duplicative
         references.

                  RESPONSE #1: The following parenthetical language that appears at the end of the disclosure in the top left hand corner has been deleted: "(Net Asset Value per share may be obtained daily by calling 800-GABELLI after 7:00 p.m.)."

         COMMENT #2-COVER PAGE: You requested that the Fund add the required legend disclosure if the Fund intends to utilize a summary prospectus.

                  RESPONSE #2: A summary prospectus will not be utilized at this time and therefore the legend has not been added.

         COMMENT #3-INFORMATION ABOUT THE FUND'S INVESTMENT OBJECTIVE, INVESTMENT STRATEGIES, AND RELATED RISKS: You requested that the Fund remove the last bullet point under: "The actual events that may lead to a significant increase in the value of a company's securities include:" if the actual event is not applicable.

                  RESPONSE #3: The last bullet point discloses an actual event that the Fund believes may lead to a significant increase in the value of a company's securities and therefore the last bullet point has not been removed.

         COMMENT #4-PERFORMANCE TABLE: You requested that the Fund delete the second sentence of the second paragraph of the text regarding "Return After Taxes on Distributions and Sale of Fund Shares" if it is not applicable.

                  RESPONSE #4: If this disclosure is not applicable, the disclosure will be removed.

         COMMENT #5-STATEMENT OF ADDITIONAL INFORMATION ("SAI"): You requested that the Fund include the new corporate governance and board member disclosure in the SAI.

                  RESPONSE #5: The new corporate governance and board member disclosure will be included in the SAI.

The Fund hereby represents that, with respect to the filing of the PEA No. 26 made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:

         1. the Fund is responsible for the adequacy and accuracy of the applicable disclosure in the filing;

         2. Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

         3. the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

         Should you have any questions regarding the foregoing, please do not hesitate to contact Helen A. Robichaud at PNC Global Investment Servicing, Inc., the Fund's Sub-Administrator, at 617-338-4595.

         Very truly yours,

         /s/ Bruce N. Alpert
         -------------------
         Bruce N. Alpert
         President

         cc:  Helen A. Robichaud                   Arlene Lonergan
              PNC Global Investment                PNC Global Investment
              Servicing, Inc.                      Servicing, Inc.

              Peter D. Goldstein                   Rose DiMartino
              Gabelli Funds, LLC                   Willkie, Farr & Gallagher LLP

              David Joire
              Willkie, Farr & Gallagher LLP